CALTIER

Making hard to reach alternative investments available to everyone

Now YOU can invest and become a shareholder in the company behind the real estate funds!

BEGIN YOUR INVESTMENT

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"We believe that the best investments shouldn't be solely for the privileged few. Regardless of wealth, knowledge, skill, or location, anyone should be afforded the opportunity to benefit from a variety of wealth creating opportunities."

Matt Belcher
Co-Founder and CEO

Click above to play video

CELEBRITY SHAREHOLDERS

CAL TIER





Time Left To Receive 25% Bonus Shares: **02** Days **11** Hours **19** Minutes **17** Seconds

VIEW INCENTIVES & BONUSES

INVEST NOW

WAYNE SERMON
Songwriter & Lead Guitarist of Imagine Dragons

"I am proud to be a CalTier investor"

METTA WORLD PEACE
NBA Superstar

"I am proud to be a shareholder of a winning organization like CalTier"

MARKET

CalTier is building a retail investor community by providing access to hard to reach investments starting with multi-family real estate. A market valued at $3T.**

Multi-Family



According to CBRE's 2022 Market Outlook, *"The multifamily sector is set for a record-breaking 2022 amid solid fundamentals and heightened investor interest."* — This represents 95%+ forecasted occupancy levels, 300k+ new units, and 10%+ increase in investment volume in 2022.

Source: CBRE

Crowdfunding



According to Pitchbook data, crowdfunding went from $8.61 Billion in 2020 to $113.52 Billion in 2021 – a 1,021% increase.

Source: Pitchbook

CALTIER HAS BEEN FEATURED ON













BEGIN YOUR INVESTMENT

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COMPANY HIGHLIGHTS

5000+
USERS ON OUR PLATFORM AND GROWING

1200
APARTMENT UNITS INVESTED INTO WITH OUR PARTNERS***

3000%
USER GROWTH BETWEEN MARCH 2021 AND 2022****

INVESTMENT INCENTIVES & BONUSES

TIME-BASED INCENTIVES & BONUSES

Invest during the following time periods of our 30 day offering period and you'll receive additional shares of Nonvoting Common Stock as 'bonus shares' for no additional cost.*

Days 1-3 : Receive 25% additional common shares

Days 4-7: Receive 20% additional common shares

INVESTMENT AMOUNT INCENTIVES & BONUSES

Invest over the following amounts, and you will receive an bonus shares. These bonuses will be included on top of the time based incentives shown in the prior section:

Invest Over $25,000:
Receive an additional 5% common shares.

Invest Over $100,000:







CALTIER
Time Left To Receive 25% Bonus Shares: 02 Days 11 Hours 19 Minutes 17 Seconds
VIEW INCENTIVES & BONUSES
INVEST NOW

Days 8-14: Receive 15% additional common shares

Days 15-21: Receive 10% additional common shares

Days 22-30: Receive 5% additional common shares

Receive an additional 10% common shares plus an all-expenses-paid trip for two to CalTier's headquarters in beautiful San Diego, CA to meet the CalTier team!

BEGIN YOUR INVESTMENT

View Offering Memorandum

TERMS OF OUR OFFERING

Minimum Investment Amount: $1,000 (200 Shares)

Purchase Price of Security Offered: $5.00

Type of Security Offered: Nonvoting Common Stock

Offering Closes: April 30, 2022

VIEW FORM C

OUR PORTFOLIO

Our fund has made eight fractional investments with partners which includes eight multi-family and student housing assets across five states. This totals 1,200 'doors' and growing. The fund has already made returns to investors.

USE OF FUNDS

CalTier, is a disruptive FinTech investment platform seeking $5 million of additional funding to support the growth of the company. Funds will be used to:

- Launch additional real estate portfolio funds
- Expand our investment platform integrating blockchain and best in class mobile access
- Expand our market to reach investors globally
- Provide working capital to expand the team
- Offer other alternative investment opportunities not generally available to the everyday investor

OUR TEAM



Matt Belcher

CEO & Co Founder

in



Parker Smith

COO & Co Founder

in



Travis Hook

CIO & Co Founder

in

CALTIER



James Jones

SVP Investor Relations

in



Ryan Frank

SVP Digital

in



Darryl Self

SVP Real Estate Development

in

STRATEGIC ADVISORS



Sabrina Covington

Broker Real Estate

in



Richard McCay

Finance

in



Paul Quilkey

Asset Management

in



Robert Hasler

Banking

OFFERING CLOSES ON APRIL 30TH!

Don't miss your chance to invest and become a shareholder in the company behind the real estate funds!

BEGIN YOUR INVESTMENT

View Offering Memorandum

Footnotes

*Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares.
**US Equities market 2021 was valued at $53T. It is estimated at least 23% of this is 'retail investors'. https://siblisresearch.com/data/us-stock-market-value/
***Includes fractional interest in real estate for which we are not the manager.
****Number of users grew from 159 in March 2021 to 5,048 in March 2022.

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